UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 6)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

WEBMD HEALTH CORP.
(Name of Subject Company)

WEBMD HEALTH CORP.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

94770V 10 2
(CUSIP Number of Class of Securities)

Douglas W. Wamsley, Esq.
Executive Vice President, Co-General Counsel and Secretary
WebMD Health Corp.
395 Hudson Street
New York, New York 10014
(212) 624-3700
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Creighton O’M. Condon, Esq.
Scott Petepiece, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
(212) 848-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements Item 2, Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by WebMD Health Corp. (the “Company”), a Delaware corporation, with the U.S. Securities and Exchange Commission (the “SEC”) on August 7, 2017 (together with any amendments and supplements thereto, including this Amendment No. 6, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by Diagnosis Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of MH Sub I, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a purchase price of $66.50 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated August 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed with the SEC on August 7, 2017 by Parent, Purchaser and KKR North America Fund XI L.P., a Cayman Islands limited partnership and an affiliate of an alternative investment vehicle that is the controlling stockholder of both Parent and Purchaser. Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 6. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment No. 6 is being filed to reflect certain updates as indicated below.

Item 2.	Identity and Background of Filing Person

The information set forth under “Item 2.  Identity and Background of Filing Person—Tender Offer” is hereby amended and supplemented by inserting the following after the second paragraph:

“On September 6, 2017, Purchaser announced an extension of the Expiration Date of the Offer to 5:00 P.M., New York City time, on September 14, 2017 unless further extended.  The Offer was previously scheduled to expire at 11:59 P.M., New York City time, on September 7, 2017.  The Depositary (as defined in the Schedule TO) has advised Purchaser that, as of the close of business, New York City time, on September 5, 2017, 744,547 Shares were tendered pursuant to the Offer, which represented approximately 2% of the issued and outstanding Shares.  Parent and Purchaser expect the Offer will be consummated promptly following the Expiration Date (as extended), subject to the satisfaction of the remaining closing conditions.

The full text of the press release announcing the extension is attached as Exhibit (a)(5)(J) to this Schedule 14D-9 and is incorporated herein by reference.”

Item 8.	Additional Information

The information set forth in “Item 8. Additional Information—Regulatory Approvals—Austria” is hereby amended and supplemented by adding the following after the first paragraph:

“On September 4, 2017, the initial waiting period with respect to the Transactions expired without the Austrian competition authorities having initiated an in-depth Phase II investigation before the Cartel Court. Accordingly, the regulatory condition as it relates to the expiration of the waiting period under Austrian antitrust laws in respect of the Transactions has been satisfied.”

The information set forth in “Item 8. Additional Information—Regulatory Approvals—Germany” is hereby amended and supplemented by adding the following after the first paragraph:

“On September 5, 2017, Parent received notice that the FCO granted early termination of the applicable waiting period. Accordingly, the regulatory condition, as it relates to the obtainment of all applicable clearances and authorizations required by the antitrust laws of Germany, the last remaining regulatory approval under the regulatory condition, has been satisfied.”

Item 9.	Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit	Description
(a)(5)(J)	Press Release issued by MH Sub I, LLC on September 6, 2017 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO, as amended)

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 6, 2017	WEBMD HEALTH CORP.

	By:	/s/ Douglas W. Wamsley
	Name:	Douglas W. Wamsley
	Title:	Executive Vice President, Co-General Counsel and Secretary